Exhibit 99.3

MOTOR CITY ACQUISITION CORP.

NOMINATING AND GOVERNANCE COMMITTEE CHARTER

I.      Purpose. The Nominating and Governance Committee (the “Committee”) of the Board of Directors of Motor City Acquisition Corp., a Delaware corporation (the “Company”), shall:

a.	identify individuals qualified to become members of the Board of Directors of the Company (the “Board”), consistent with criteria approved by the Board;

b.	select and recommend to the Board for approval director nominees, consistent with the Company’s director qualifications criteria and any obligations under its contractual arrangements; and

c.	oversee the evaluation of the Board and management.

II.      Organization. The Committee shall consist of two or more directors, each of whom shall satisfy the applicable Nasdaq Stock Exchange (the “Nasdaq”) and any other applicable regulatory requirements, subject to the phase-in periods permitted under the rules of the Nasdaq. Members of the Committee shall be appointed by the Board and may be removed by the Board at any time. The Committee’s chairperson shall be designated by the Board or, if not so designated, the members of the Committee shall elect a chairperson by a vote of the majority of the full Committee.

III.      Meetings. The Committee shall meet at as often as necessary to carry out its responsibilities. Meetings shall be called by the chairperson of the Committee or, if there is no chairperson, by a majority of the members of the Committee. Meetings may be held telephonically or by other electronic means to the extent permitted by the Company’s organizational documents and applicable law. Committee actions may be taken by unanimous written consent.

IV.      Authority and Responsibilities. To fulfill its responsibilities, the Committee shall:

a.	Develop and recommend to the Board for approval the criteria for Board membership, including as to director independence and diversity, and periodically review these qualifications with the Board.

b.	Identify individuals qualified to become members of the Board in a manner consistent with the criteria approved by the Board and recommend to the Board the director nominees for the next annual meeting of stockholders or to fill vacancies on the Board. As part of this process the Committee shall formally review each director’s continuation on the Board each time such director is nominated to serve on the Board. In identifying and reviewing the qualifications of candidates for membership on the Board, the Committee shall consider all factors which it deems appropriate, including any criteria approved by the Board.

c.	Develop and periodically assess the Company’s policies and procedures with respect to the consideration of director nominees submitted by stockholders of the Company and review the qualifications of such candidates pursuant to these policies and procedures.

d.	At the request of the Board, review and make recommendations to the Board with respect to the size, composition and organization of the Board and committees of the Board.

e.	At the request of the Board, review and make recommendations to the Board with respect to Board process, including the calendar, agenda and information requirements for meetings of the Board and its committees, executive sessions of non- management directors and executive sessions of independent directors.

f.	Assist the Board in determining whether individual directors have material relationships with the Company that may interfere with their independence.

g.	Develop and maintain the Company’s orientation programs for new directors and continuing education programs for directors.

h.	Review and assess the adequacy of this Charter annually and recommend to the Board any changes deemed appropriate by the Committee.

i.	Report regularly to the Board.

j.	Perform any other activities consistent with this Charter, the Company’s by-laws and governing law, as the Committee or the Board deems appropriate.

V.      Resources. The Committee shall have the authority, at its sole discretion, to retain and terminate search firms to identify director candidates, consultants and any other advisors (the “Advisors”) to assist it in carrying out its duties. The chairperson of the Committee, at the request of any member of the Committee, may request any officer, employee or advisor of the Company to attend a meeting of the Committee or otherwise respond to Committee requests. The Committee shall have the sole authority to determine the terms of engagement and the extent of funding necessary (and to be provided by the Company) for payment of compensation to any Advisor retained to advise the Committee and ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.